CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Depositary Shares each representing 1/1000th	$1,150,000,000	$148,120
Of Fixed-to-Floating Rate Non-Cumulative
Preferred Stock, Series I

PROSPECTUS SUPPLEMENT	Filed pursuant to Rule 424(b)(2)
(To Prospectus dated November 21, 2011)	Registration Statement No. 333-178081
40,000,000 DEPOSITARY SHARES
EACH REPRESENTING 1/1,000TH OF A SHARE OF
      FIXED-TO-FLOATING RATE NON-CUMULATIVE PREFERRED STOCK, SERIES I

Each of the 40,000,000 depositary shares offered hereby represents a 1/1,000th ownership interest in a share of perpetual Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series I (“Series I Preferred Stock”), liquidation preference $25,000 per share, of Morgan Stanley, deposited with The Bank of New York Mellon, as depositary.  The depositary shares are evidenced by depositary receipts.  As a holder of depositary shares, you are entitled to all proportional rights and preferences of the Series I Preferred Stock (including dividend, voting, redemption and liquidation rights).  You must exercise such rights through the depositary.
Holders of Series I Preferred Stock will be entitled to receive dividend payments only when, as and if declared by our Board of Directors or a duly authorized committee of the Board.  Any such dividends will be payable from the date of original issue on a non-cumulative basis, quarterly in arrears on the 15th day of January, April, July and October of each year, commencing on January 15, 2015.  Any such dividends will be payable at a fixed rate per annum equal to 6.375% from the original issue date to, but excluding, October 15, 2024 and thereafter at a floating rate per annum equal to the three-month U.S. dollar LIBOR on the related dividend determination date plus 3.708%.  Payment of dividends on the Series I Preferred Stock is subject to certain legal, regulatory and other restrictions as described elsewhere in this prospectus supplement.
In the event dividends are not declared on Series I Preferred Stock for payment on any dividend payment date, then those dividends will not be cumulative and will cease to accrue or be payable.  If we have not declared a dividend before the dividend payment date for any dividend period, we will have no obligation to pay dividends accrued for that dividend period, whether or not dividends on the Series I Preferred Stock are declared for any future dividend period.
We may, at our option, redeem the shares of Series I Preferred Stock (i) in whole or in part, from time to time, on any dividend payment date on or after October 15, 2024 or (ii) in whole but not in part at any time within 90 days of certain changes to regulatory capital requirements as described under “Description of Series I Preferred Stock — Redemption,” in each case, at a redemption price of $25,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends.  The Series I Preferred Stock will not have voting rights, except as set forth herein under “Description of Series I Preferred Stock — Voting Rights.”

We intend to apply to list the depositary shares on the New York Stock Exchange under the symbol “MS PrI.” If approved for listing, we expect trading of the depositary shares on the New York Stock Exchange to commence within a 30-day period after the initial delivery of the depositary shares.

Investing in the depositary shares involves risks.  See “Risk Factors” beginning on page S-9.

The Series I Preferred Stock and the depositary shares are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

PRICE $25 PER DEPOSITARY SHARE

Price to Public(1)	Underwriting Discounts and Commissions(2)	Proceeds to Morgan Stanley(1)(2)
Per Depositary Share	$25	$0.7875	$24.2125
Total	$1,000,000,000	$31,500,000	$968,500,000

(1) Does not include accrued dividends, if any, that may be declared.  Dividends in respect of the first scheduled dividend payment date, if declared, will accrue from the date of original issuance, which is expected to be September 18, 2014.
(2) The underwriting discounts and commissions will be $0.375 per depositary share offered hereby with respect to any depositary share sold to certain institutions, which decreases the total underwriting discounts and commissions and increases the total proceeds to Morgan Stanley by $12,336,142.50.
To the extent that the underwriters sell more than 40,000,000 depositary shares, the underwriters have the option for a period of 30 days from the date of this prospectus supplement to purchase up to an additional 6,000,000 depositary shares from Morgan Stanley at the initial public offering price less the underwriting discounts and commissions.
This prospectus supplement and the accompanying prospectus may be used by the underwriters in connection with offers and sales of the depositary shares in market-making transactions at negotiated prices related to prevailing market prices at the time of sale or otherwise. The underwriters may act as principal or agent in such transactions.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the depositary shares in book-entry form only through The Depository Trust Company and its participants, including Euroclear and Clearstream, Luxembourg, as the case may be, on or about September 18, 2014.
MORGAN STANLEY

BOFA MERRILL LYNCH	CITIGROUP	GOLDMAN, SACHS & CO.
J.P. MORGAN	MUFG	UBS INVESTMENT BANK
WELLS FARGO SECURITIES

ABN AMRO	BANCA IMI	BARCLAYS
BB&T CAPITAL MARKETS	BBVA	BMO CAPITAL MARKETS
BNY MELLON CAPITAL MARKETS, LLC	CAPITAL ONE SOUTHCOAST	COMMERZBANK
CREDIT AGRICOLE CIB	FIFTH THIRD SECURITIES, INC.	FTN FINANCIAL SECURITIES
ING	KEYBANC CAPITAL MARKETS	OPPENHEIMER & CO.
PNC CAPITAL MARKETS, LLC	RBC CAPITAL MARKETS	RBS
REGIONS SECURITIES LLC	SANTANDER	SCOTIABANK
SOCIETE GENERALE	SEB	TD SECURITIES
US BANCORP
September 11, 2014

ii

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus dated November 21, 2011.  Morgan Stanley has not authorized anyone to provide you with information other than that contained or incorporated by reference in this prospectus supplement and the accompanying prospectus.  Morgan Stanley is offering to sell the depositary shares, and is seeking offers to buy the depositary shares, only in jurisdictions where such offers and sales are permitted.

The distribution of this prospectus supplement and the accompanying prospectus and the offering of the depositary shares in certain jurisdictions may be restricted by law.  Persons outside the United States who come into possession of this prospectus supplement and the accompanying prospectus must inform themselves about and observe any restrictions relating to the offering of the depositary shares and the distribution of this prospectus supplement and the accompanying prospectus outside the United States.

This prospectus supplement is not a prospectus for the purposes of the European Union’s Directive 2003/71/EC (and any amendments thereto) as implemented in member states of the European Economic Area (the “Prospectus Directive”). This prospectus supplement has been prepared on the basis that all offers of the depositary shares made to persons in the European Economic Area will be made pursuant to an exemption under the Prospectus Directive from the requirement to produce a prospectus in connection with offers of the depositary shares.

For a description of certain restrictions on offers, sales and deliveries of the depositary shares and on the distribution of this prospectus supplement and the accompanying prospectus and other offering material relating to the depositary shares, see the section of this prospectus supplement called “Underwriters (Conflicts of Interest).”

iii

SUMMARY INFORMATION

This summary highlights information contained in this prospectus supplement and the accompanying prospectus. This summary is not complete and does not contain all the information you should consider before investing in the depositary shares representing interests in our Series I Preferred Stock.

Please note that in this prospectus supplement, references to “Morgan Stanley,” “we,” “our” and “us” mean only Morgan Stanley and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus dated November 21, 2011 of Morgan Stanley. The terms described here supplement those described in the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

Issuer	Morgan Stanley

Securities offered
40,000,000 depositary shares each representing a 1/1,000th ownership interest in a share of perpetual Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series I, $0.01 par value, with a liquidation preference of $25,000 (equivalent to $25 per depositary share) of Morgan Stanley.  Each holder of a depositary share will be entitled, through the depositary, in proportion to the applicable fraction of a share of Series I Preferred Stock represented by such depositary share, to all the rights and preferences of the Series I Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights).

The underwriters have the option to purchase up to an additional 6,000,000 depositary shares within 30 days of the date of this prospectus supplement.  In addition, we may from time to time elect to issue additional depositary shares representing additional shares of the Series I Preferred Stock, and all the additional shares would be deemed to form a single series representing such Series I Preferred Stock.

Dividends
Dividends on the Series I Preferred Stock, when, as and if declared by our Board of Directors (or a duly authorized committee of the Board), will accrue or be payable on the liquidation preference amount from the original issue date (in the case of the initial dividend period only) or the immediately preceding dividend payment date, on a non-cumulative basis, quarterly in arrears on each dividend payment date.  Any such dividends will be payable at a fixed rate per annum equal to 6.375% from the original issue date to, but excluding, October 15, 2024 (the “fixed rate period”) and at a floating rate per annum equal to the three-month U.S. dollar LIBOR on the related dividend determination date plus 3.708% from and including October 15, 2024 (the “floating rate period”).  Any such dividends will be distributed to holders of depositary shares in the manner described under “Description of

Depositary Shares — Dividends and Other Distributions” below.

LIBOR for each dividend period during the floating rate period will be the rate for deposits in U.S. dollars for a period of three months, commencing on the first day of such dividend period, that appears on Reuters screen page LIBOR01, or any successor page, at approximately 11:00 a.m., London time, on the second London business day immediately preceding the first day of such dividend period, except in the circumstances described under “Description of Series I Preferred Stock — Dividends” below.

A dividend period is the period from and including a dividend payment date to but excluding the next dividend payment date or any earlier redemption date, except that the initial dividend period will commence on and include the original issue date of the Series I Preferred Stock and will end on and exclude the January 15, 2015 dividend payment date.

Dividends on the Series I Preferred Stock will not be cumulative.  If our Board of Directors (or a duly authorized committee of the Board) has not declared a dividend before the dividend payment date for any dividend period, we will have no obligation to pay dividends accrued for such dividend period after the dividend payment date for that dividend period, whether or not dividends on the Series I Preferred Stock are declared for any future dividend period.

Payment of dividends on the Series I Preferred Stock is subject to certain legal, regulatory and other restrictions described under “Risk Factors — Our Ability to Pay Dividends on the Series I Preferred Stock Depends Upon the Results of Operations of Our Subsidiaries and Will be Subject to Limitations Imposed by Federal Regulators or Other Regulatory Considerations” and “Description of Series I Preferred Stock — Dividends” below.

The Series I Preferred Stock will be junior as to payment of dividends to any class or series of our preferred stock that is expressly stated to be senior as to payment of dividends to the Series I Preferred Stock.  If at any time we have failed to pay, on the scheduled payment date, accrued dividends on any shares that rank in priority to the Series I Preferred Stock with respect to dividends, we may not pay any dividends on the Series I Preferred Stock or redeem or otherwise repurchase any shares of Series I Preferred Stock until we have paid or set aside for payment the full amount of the unpaid dividends on the shares that rank in priority with respect to dividends that must, under the terms of such shares, be paid before we may pay dividends on, or redeem or repurchase, the Series

I Preferred Stock.

So long as any share of Series I Preferred Stock remains outstanding, no dividend or distribution shall be paid or declared on our junior stock (as defined below), and no junior stock shall be purchased, redeemed or otherwise acquired for consideration by us, directly or indirectly, during a dividend period, unless the full dividends for the latest completed dividend period on all outstanding shares of Series I Preferred Stock have been declared and paid (or declared and a sum sufficient for the payment thereof has been set aside).

The foregoing limitation does not apply to:

•     repurchases, redemptions or other acquisitions of shares of junior stock of Morgan Stanley in connection with (1) any employment contract, benefit plan or other similar arrangement with or for the benefit of any one or more employees, officers, directors or consultants or (2) a dividend reinvestment or stockholder stock purchase plan;

•     an exchange, redemption, reclassification or conversion of any class or series of Morgan Stanley’s junior stock, or any junior stock of a subsidiary of Morgan Stanley, for any class or series of Morgan Stanley’s junior stock;

•     the purchase of fractional interests in shares of Morgan Stanley’s junior stock under the conversion or exchange provisions of the junior stock or the security being converted or exchanged;

•     any declaration of a dividend in connection with any stockholders’ rights plan, or the issuance of rights, stock or other property under any stockholders’ rights plan, or the redemption or repurchase of rights pursuant to the plan; or

•     any dividend in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks equal or junior to that stock.

In addition, the foregoing limitation shall not restrict the ability of Morgan Stanley & Co. LLC, or any of our other affiliates, to engage in any market-making transactions in our junior stock in the ordinary course of business.

As used in this prospectus supplement, “junior stock” means any class or series of capital stock of Morgan Stanley that ranks junior to the Series I Preferred Stock as to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up of Morgan Stanley.  Junior stock includes our common stock.

When dividends are not paid in full upon the shares of Series I Preferred Stock and any shares of parity stock (as defined below), all dividends declared with respect to shares of Series I Preferred Stock and all such parity stock for such dividend period shall be declared pro rata so that the respective amounts of such dividends shall bear the same ratio to each other as all accrued but unpaid dividends per share on the shares of Series I Preferred Stock for such dividend period and all such parity stock for such dividend period bear to each other.

As used in this prospectus supplement, “parity stock” means any other class or series of stock of Morgan Stanley that ranks equally with the Series I Preferred Stock in the payment of dividends (whether cumulative or non-cumulative) and the distribution of assets upon liquidation, dissolution or winding up of Morgan Stanley.  Parity stock includes our previously issued Floating Rate Non-Cumulative Preferred Stock, Series A, liquidation preference $25,000 per share (“Series A Preferred Stock”), our previously issued 10% Series C Non-Cumulative Non-Voting Perpetual Preferred Stock, liquidation preference $1,000 per share (“Series C Preferred Stock”), our previously issued Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series E, liquidation preference $25,000 per share (“Series E Preferred Stock”), our previously issued Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series F, liquidation preference $25,000 per share (“Series F Preferred Stock”), our previously issued 6.625% Non-Cumulative Preferred Stock, Series G, liquidation preference $25,000 per share (“Series G Preferred Stock”) and our previously issued Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series H, liquidation preference $25,000 per share (“Series H Preferred Stock”).

Subject to the foregoing, dividends (payable in cash, stock or otherwise) may be determined by the Board of Directors (or a duly authorized committee of the Board) and may be declared and paid on our common stock and any stock ranking, as to dividends, equally with or junior to the Series I Preferred Stock from time to time out of any funds legally available for such payment, and the shares of the Series I Preferred Stock shall not be entitled to participate in any such dividend.

Dividend payment dates
The 15th day of January, April, July and October of each year, commencing on January 15, 2015.  If any scheduled dividend payment date up to and including the October 15, 2024 scheduled dividend payment date is not a business day, then the payment will be made on the next succeeding business day and no additional dividends will accrue as a result of that postponement.  If any scheduled dividend payment date thereafter is not a business day, then the dividend payment date will be postponed to the next succeeding business day unless such day falls in the next calendar month, in which case the dividend payment date will be brought forward to the immediately preceding day that is a business day, and, in either case, dividends will accrue to, but excluding, the date dividends are paid.  “Business day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in The City of New York.

Redemption
The Series I Preferred Stock is perpetual and has no maturity date.  We may, at our option, redeem the shares of the Series I Preferred Stock (i) in whole or in part, from time to time, on any dividend payment date on or after October 15, 2024 or (ii) in whole but not in part at any time within 90 days following a Regulatory Capital Treatment Event (as defined in “Description of Series I Preferred Stock – Redemption” below), in each case, at a redemption price equal to $25,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends to, but excluding, the date fixed for redemption, without accumulation of any undeclared dividends.  If we redeem the Series I Preferred Stock in whole or in part, the depositary will redeem a proportionate number of depositary shares.

Neither the holders of Series I Preferred Stock nor the holders of depositary shares will have the right to require the redemption or repurchase of the Series I Preferred Stock.

Redemption of Series I Preferred Stock is subject to certain legal, regulatory and other restrictions described under “Description of Series I Preferred Stock — Redemption” below.

Liquidation rights
Upon any voluntary or involuntary liquidation, dissolution or winding up of Morgan Stanley, holders of shares of Series I Preferred Stock are entitled to receive out of assets of Morgan Stanley available for distribution to stockholders, after satisfaction of liabilities to creditors, if any, before any distribution of assets is made to holders of our common stock or of any other class or series of our capital stock ranking junior as to such a distribution to the Series I Preferred Stock, a liquidating distribution in the amount of $25,000 per share (equivalent to $25 per depositary share) plus any declared and unpaid dividends, without accumulation of any undeclared dividends.

Distributions will be made only to the extent of Morgan Stanley’s assets that are available after satisfaction of all liabilities to creditors, if any (pro rata as to the Series I Preferred Stock and any other shares of our stock ranking equally as to such distribution).

The Series I Preferred Stock may be fully subordinate to interests held by the U.S. government in the event of a receivership, insolvency, liquidation, or similar proceeding, including a proceeding under the “orderly liquidation authority” provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”).

Voting rights
None, except with respect to certain changes in the terms of the Series I Preferred Stock and in the case of certain dividend non-payments.  See “Description of Series I Preferred Stock — Voting Rights” below.  Holders of depositary shares must act through the depositary to exercise any voting rights, as described under “Description of Depositary Shares — Voting the Series I Preferred Stock” below.

Ranking
Shares of the Series I Preferred Stock will rank (i) senior to our common stock and any class or series of our capital stock expressly stated to be junior to the Series I Preferred Stock, (ii) junior to any class or series of our capital stock expressly stated to be senior to the Series I Preferred Stock (issued with the requisite consent of the holders of the Series I Preferred Stock, if required) and (iii) equally with the Series A Preferred Stock, the Series C Preferred Stock, the Series E Preferred Stock, the Series F Preferred Stock, the Series G Preferred Stock and the Series H Preferred Stock and each other class or series of preferred stock we may issue that is not expressly stated to be senior or junior to the Series I Preferred Stock, with respect to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up.  We will generally be able to pay dividends and distributions upon our liquidation, dissolution or winding up only out of lawfully available funds for such payment (i.e., after taking account of all indebtedness and other non-equity claims).

We are not restricted from issuing additional Series I Preferred Stock or depositary shares representing additional Series I Preferred Stock or securities similar to the Series I Preferred Stock or such depositary shares, including any securities that are convertible into or exchangeable for, or that represent the right to receive, the Series I Preferred Stock or such depositary shares.

Maturity	The Series I Preferred Stock does not have any maturity date, and we are not required to redeem or repurchase the Series I Preferred Stock. Accordingly, the Series I

Preferred Stock will remain outstanding indefinitely, unless and until we decide to redeem it and receive prior approval of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) (or any successor appropriate federal banking agency) to do so, if then required by applicable law.

Preemptive and conversion rights	None.
Listing
We intend to apply for listing of the depositary shares on the New York Stock Exchange under the symbol “MS PrI.” If approved for listing, we expect trading of the depositary shares on the New York Stock Exchange to commence within a 30-day period after the initial delivery of the depositary shares.

CUSIP / ISIN	61761J406 / US61761J4067
Tax consequences
Subject to customary limitations and restrictions, dividends paid to corporate U.S. Holders (as defined in “U.S. Federal Tax Considerations” below) will be eligible for the dividends-received deduction.  Dividends paid to a Non-U.S. Holder (as defined in “U.S. Federal Tax Considerations” below) generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty.  For further discussion of the tax consequences relating to the depositary shares, see “U.S. Federal Tax Considerations” below.

Use of proceeds
We intend to use the net proceeds from the sale of the depositary shares representing interests in the Series I Preferred Stock for general corporate purposes.  See “Use of Proceeds” in the accompanying prospectus.

Transfer Agent, Registrar and Depositary	The Bank of New York Mellon
Calculation Agent	The Bank of New York Mellon

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES
AND EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth our consolidated ratios of earnings to fixed charges and earnings to fixed charges and preferred stock dividends for the periods indicated.

	Six Months ended June 30,	Fiscal Year ended December 31,
	2014	2013	2012	2011	2010	2009
Ratio of earnings to fixed charges	2.9	1.7	1.0	1.9	1.7	1.2
Ratio of earnings to fixed charges and preferred stock dividends	2.7	1.7	1.0	1.8	1.5	0.9*

For purposes of calculating the ratio of earnings to fixed charges and the ratio of earnings to fixed charges and preferred stock dividends, income (loss) from continuing operations before income taxes does not include dividends on preferred securities subject to mandatory redemption, gain (loss) on discontinued operations, noncontrolling interests and income or loss from equity investees.

For purposes of calculating both ratios, fixed charges consist of:

•      interest cost, including interest on deposits;

•      interest on discontinued operations;

•      dividends on preferred securities subject to mandatory redemption; and

•      that portion of rent expense estimated to be representative of the interest factor.

Fixed charges do not include interest expense on uncertain tax liabilities as we record these amounts within the provision for income taxes.

The preferred stock dividend amounts represent pre-tax earnings required to cover dividends on preferred stock.

* The earnings for the fiscal year ended December 31, 2009 were inadequate to cover total fixed charges and preferred stock dividends.

The coverage deficiency for total fixed charges and preferred stock dividends for the fiscal year ended December 31, 2009 was $909 million.

RISK FACTORS

An investment in the depositary shares is subject to risks.  You should carefully review the following risk factors and other information contained in this prospectus supplement, in documents incorporated by reference in this prospectus supplement and in the accompanying prospectus before deciding whether this investment is suited to your particular circumstances.  For a discussion of the risk factors affecting Morgan Stanley and its business, including liquidity risk, market risk, credit risk, operational risk, competitive environment, legal risk and international risk, among others, see “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2013 and our current and periodic reports filed pursuant to the Securities and Exchange Act of 1934 that are incorporated by reference into this prospectus supplement and the accompanying prospectus.

You Are Making an Investment Decision with Regard to the Depositary Shares as well as the Series I Preferred Stock

As described in the accompanying prospectus, we are issuing fractional interests in shares of Series I Preferred Stock in the form of depositary shares.  Accordingly, the depositary will rely on the payments it receives on the Series I Preferred Stock to fund all payments on the depositary shares.  You should carefully review the information in the accompanying prospectus and in this prospectus supplement regarding both of these securities.

The Series I Preferred Stock Is Equity and Is Subordinate to Our Existing and Future Indebtedness; Certain of Our Outstanding Indebtedness May Prevent Us from Paying Dividends on the Series I Preferred Stock If an Interest Payment Is Deferred on such Indebtedness

The shares of Series I Preferred Stock are equity interests in Morgan Stanley and do not constitute indebtedness.  As such, the shares of Series I Preferred Stock will rank junior to all indebtedness and other non-equity claims on Morgan Stanley with respect to assets available to satisfy claims on Morgan Stanley, including in a liquidation of Morgan Stanley.  Additionally, unlike indebtedness, where principal and interest would customarily be payable on specified due dates, in the case of preferred stock like the Series I Preferred Stock (1) dividends are payable only if declared by our Board of Directors (or a duly authorized committee of the Board), (2) as a corporation, we are subject to restrictions on payments of dividends and any redemption price out of lawfully available funds and (3) as a bank holding company, our ability to declare and pay dividends is subject to the oversight of the Federal Reserve Board.  Morgan Stanley has issued outstanding debt securities the terms of which permit us to defer interest payments from time to time, provided that, if we defer interest payments, we would not be permitted to pay dividends on any of our capital stock, including the Series I Preferred Stock, during such deferral periods.

In addition, the Series I Preferred Stock may be fully subordinate to interests held by the U.S. government in the event of a receivership, insolvency, liquidation, or similar proceeding, including a proceeding under the “orderly liquidation authority” provisions of the Dodd-Frank Act.

The Series I Preferred Stock May Be Subordinate to Other Preferred Stock We May Issue in the Future

The Series I Preferred Stock will be junior as to payment of dividends to any class or series of our preferred stock that may be issued in the future that is expressly stated to be senior as to payment of dividends to the Series I Preferred Stock.  If at any time we have failed to pay, on the applicable payment date, accrued dividends on any of those shares that rank in priority with respect to dividends, we may not pay any dividends on the Series I Preferred Stock or redeem or otherwise repurchase any shares of Series I Preferred Stock until we have paid or set aside for payment the full amount of the unpaid dividends on the shares that rank in priority with respect to dividends that must, under the terms of such shares, be paid before we may pay dividends on, or redeem or repurchase, the Series I Preferred Stock.  In addition, in the event of any liquidation, dissolution or winding up of Morgan Stanley, holders of the Series I Preferred Stock will not be entitled to receive the liquidation preference of their shares until we have paid or set aside an amount sufficient to pay in full the liquidation preference of any class or series of our capital stock ranking senior as to rights upon liquidation, dissolution or winding up.

Dividends on the Series I Preferred Stock Are Discretionary and Non-Cumulative

Dividends on the Series I Preferred Stock are discretionary and non-cumulative.  Consequently, if our Board of Directors (or a duly authorized committee of the Board) does not authorize and declare a dividend for any dividend period, holders of the Series I Preferred Stock would not be entitled to receive any such dividend, and such unpaid dividend will cease to accrue or be payable.  We will have no obligation to pay dividends accrued for a dividend period after the dividend payment date for such period if our Board of Directors (or a duly authorized committee of the Board) has not declared such dividend before the related dividend payment date, whether or not dividends are declared for any subsequent dividend period with respect to the Series I Preferred Stock or any other preferred stock we may issue.

Our Ability to Pay Dividends on the Series I Preferred Stock Depends Upon the Results of Operations of Our Subsidiaries

Our ability to declare and pay dividends is primarily dependent on the receipt of dividends, distributions and other payments from our subsidiaries. Payments to us by our subsidiaries will be contingent upon our subsidiaries’ earnings, business considerations and various regulatory considerations.

Our Ability to Pay Dividends on the Series I Preferred Stock May be Limited by Extensive and Changing Regulatory Considerations

We and our broker-dealer, bank and other subsidiaries are subject to extensive laws, regulations and rules, both in the U.S. and internationally, that may limit directly or indirectly the payment of dividends on the Series I Preferred Stock.

In particular, our ability to make dividend payments depends on the Federal Reserve Board’s assessment of the capital plans and stress tests submitted by us as part of the Comprehensive Capital Analysis and Review (“CCAR”) process. Bank holding companies with $50 billion or more of consolidated assets, such as us, must submit an annual capital plan to the Federal Reserve, taking into account the results of separate stress tests designed by us and by the Federal Reserve.

In addition to these capital planning requirements, the Office of the Comptroller of the Currency, the Federal Reserve and the Federal Deposit Insurance Corporation and certain international regulators have authority to prohibit or to limit the payment of dividends by the banking organizations they supervise, including our banking subsidiaries, if in the banking regulator’s opinion, payment of a dividend would constitute an unsafe or unsound practice in light of the financial condition of the banking organization. In recent times, regulators in the U.S. and internationally have adopted or are considering extensive new rules and regulations that impose more stringent capital, leverage and liquidity requirements on us and on our subsidiaries.  The direction of the new rules and regulations is to require the larger bank holding companies such as us to hold more capital, carry less leverage and increase the liquidity of our assets and, depending upon our results of operations and financial condition in the future, these increased prudential standards may adversely affect our ability to pay dividends on the Series I Preferred Stock.

Furthermore, many of the new rules and regulations are in proposed form and subject to periods of significant comment and further revisions. As a result, there is considerable uncertainty about what the final versions of these proposed rules and regulations will be or the impact they may have on us and our subsidiaries.  While we closely monitor various regulatory developments and intend to manage our assets and liabilities and our operations to comply with new laws, regulations and rules at the time they become effective, there is no assurance that we will be compliant with all such laws, regulations and rules at such times and a failure to be so compliant could adversely affect our ability to pay dividends on the Series I Preferred Stock.

The Series I Preferred Stock Will be Effectively Subordinated to the Obligations of Our Subsidiaries

We are a bank holding company and conduct substantially all of our operations through our subsidiaries. Our right to receive any assets of any of our subsidiaries upon their liquidation, reorganization or otherwise, and thus your ability as a holder of the Series I Preferred Stock to benefit indirectly from such distribution, will be subject to the prior claims of the subsidiaries’ creditors. Even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of those subsidiaries and any indebtedness of those subsidiaries senior to that held by us.

General Market Conditions and Unpredictable Factors Could Adversely Affect Market Prices for the Depositary Shares

There can be no assurance about the market prices for the depositary shares.  Several factors, many of which are beyond our control, will influence the market value of the depositary shares.  Factors that might influence the market value of the depositary shares include:

•	whether dividends have been declared and are likely to be declared on the Series I Preferred Stock from time to time;

•	our operating performance, financial condition and prospects, or the operating performance, financial condition and prospects of our competitors;

•	our creditworthiness;

•	the ratings given to our securities by credit rating agencies, including any ratings given to the Series I Preferred Stock;

•	changes in interest rates;

•	the market for similar securities; and

•	economic, financial, geopolitical, regulatory or judicial events that affect us or the financial markets generally.

Accordingly, the depositary shares that you purchase, whether in this offering or in the secondary market, may trade at a discount to the price that you paid for the depositary shares.

The Series I Preferred Stock and the Depositary Shares May Not Have an Active Trading Market

The Series I Preferred Stock and the depositary shares are new issues with no established trading market.  Although we intend to apply to have the depositary shares listed on the New York Stock Exchange, there is no guarantee that we will be able to list the depositary shares.  Even if the depositary shares are listed, there may be little or no secondary market for the depositary shares.  Even if a secondary market for the depositary shares develops, it may not provide significant liquidity and transaction costs in any secondary market could be high.  As a result, the difference between bid and asked prices in any secondary market could be substantial.  We do not expect that there will be any separate public trading market for the shares of the Series I Preferred Stock except as represented by the depositary shares.

Investors Should Not Expect Us to Redeem the Series I Preferred Stock on or after the Date It Becomes Redeemable at Our Option and Our Ability to Redeem the Series I Preferred Stock Will Be Subject to the Prior Approval of the Federal Reserve Board

The Series I Preferred Stock will be a perpetual equity security. This means that it will have no maturity or mandatory redemption date and will not be redeemable at the option of the holders. The Series I Preferred Stock may be redeemed by us at our option (i) either in whole or in part, from time to time, on any dividend payment date on or after October 15, 2024, or (ii) in whole but not in part, at any time within 90 days following a Regulatory Capital Treatment Event (as defined in “Description of Series I Preferred Stock— Redemption” below).  Any decision we may make at any time to propose a redemption of the Series I Preferred Stock will depend upon, among other things, our evaluation of our capital position, the composition of our shareholders’ equity and general market conditions at that time.

In addition, our right to redeem the Series I Preferred Stock is subject to any limitations established by the Federal Reserve Board. We may not redeem shares of the Series I Preferred Stock without having received the prior approval of the Federal Reserve Board if then required under capital guidelines applicable to us. We understand that the factors the Federal Reserve Board will consider in evaluating a proposed redemption by a bank holding company include, among other things, the capital plans and stress tests submitted by the company as part of the CCAR process, the supervisory capital stress tests conducted by the Federal Reserve Board, the company’s ability to meet and exceed minimum regulatory capital ratios as well as to serve as a source of strength for its U.S. insured bank subsidiaries, its expected sources and uses of capital over a forward-looking planning horizon (generally a period of nine quarters) under baseline and stressed scenarios, any potential impact of changes to its business plan and activities on its capital adequacy and liquidity, and whether, following redemption, the company will continue to hold capital commensurate with its risk, although the Federal Reserve Board may change these factors at any time.

Generally, the above-mentioned regulatory considerations could adversely affect Morgan Stanley’s ability to pay dividends and could similarly affect our ability to make other types of capital distributions, including redemptions.

We Have the Right under Certain Circumstances to Redeem the Series I Preferred Stock Prior to October 15, 2024

By its terms, the Series I Preferred Stock may be redeemed by us prior to October 15, 2024 upon the occurrence of certain events involving the capital treatment of the Series I Preferred Stock. In particular, upon our determination in good faith that an event has occurred that would constitute a “Regulatory Capital Treatment Event”, we may, at our option, redeem in whole, but not in part, the shares of Series I Preferred Stock, subject to the prior approval of the Federal Reserve Board. See “Description of Series I Preferred Stock — Redemption.”

If We Are Not Paying Full Dividends on Any Outstanding Parity Stock, We Will Not Be Able to Pay Full Dividends on Series I Preferred Stock

When dividends are not paid in full on the shares of Series I Preferred Stock and any shares of parity stock, such as our Series A Preferred Stock, Series C Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Series G Preferred Stock and Series H Preferred Stock for a dividend period, all dividends declared with respect to shares of Series I Preferred Stock and all parity stock for such dividend period shall be declared pro rata so that the respective amounts of such dividends bear the same ratio to each other as all accrued but unpaid dividends per share on the shares of Series I Preferred Stock for such dividend period and all parity stock for such dividend period bear to each other. Therefore, if we are not paying full dividends on any outstanding parity stock, we will not be able to pay full dividends on Series I Preferred Stock.

Holders of Series I Preferred Stock Will Have Limited Voting Rights

Holders of the Series I Preferred Stock have no voting rights with respect to matters that generally require the approval of voting shareholders.  However, holders of the Series I Preferred Stock will have the right to vote as a class on certain fundamental matters that may affect the preference or special rights of the Series I Preferred Stock, as described under “Description of Series I Preferred Stock — Voting Rights” below.  In addition, if dividends on the Series I Preferred Stock, or any other voting preferred stock (as defined in “Description of Series I Preferred Stock — Voting Rights” below), have not been declared or paid for the equivalent of six or more dividend payments, whether or not for consecutive dividend periods, the holders of such shares, voting together as a class with holders of any and all other series of voting preferred stock then outstanding, will be entitled to vote for the election of a total of two additional members of our Board of Directors, subject to the terms and to the limited extent described under “Description of Series I Preferred Stock — Voting Rights” below.  Holders of depositary shares must act through the depositary to exercise any voting rights in respect of the Series I Preferred Stock.  The Series I Preferred Stock places no restrictions on our business or operations or on our ability to incur indebtedness or engage in any transactions, subject only to the limited voting rights referred to above.  To the extent that the Series I Preferred Stock is deemed to be voting securities for federal banking regulation purposes, certain regulatory restrictions and consequences may apply to holders of the Series I Preferred Stock, depending, among other things, on their ownership percentage and their regulatory status.  See “Description of Series I Preferred Stock — Voting Rights” below.

There May Be Future Sales of Series I Preferred Stock or Depositary Shares, Which May Adversely Affect the Market Price of the Depositary Shares

We are not restricted from issuing additional Series I Preferred Stock or depositary shares representing additional Series I Preferred Stock or securities similar to the Series I Preferred Stock or such depositary shares, including any securities that are convertible into or exchangeable for, or that represent the right to receive, the Series I Preferred Stock or such depositary shares. Holders of the Series I Preferred Stock or depositary shares have no preemptive rights that entitle holders to purchase their pro rata share of any offering of shares of any class or series. The market price of the depositary shares could decline as a result of sales of additional Series I Preferred Stock or depositary shares representing additional Series I Preferred Stock made after this offering or the perception that such sales could occur. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of the depositary shares bear the risk that our future offerings will reduce the market price of the depositary shares and dilute their ownership of the Series I Preferred Stock.

DESCRIPTION OF SERIES I PREFERRED STOCK

The depositary will be the sole holder of the Series I Preferred Stock, as described under “Description of Depositary Shares” below, and all references in this prospectus supplement to the holders of the Series I Preferred Stock shall mean the depositary.  However, the holders of depositary shares will be entitled, through the depositary, to exercise the rights and preferences of the holders of the Series I Preferred Stock, as described under “Description of Depositary Shares.”

This prospectus supplement summarizes specific terms and provisions of the Series I Preferred Stock, and to the extent inconsistent with the description of our preferred stock included in the accompanying prospectus, this summary supersedes that description.  The following summary of the terms and provisions of the Series I Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of our amended and restated certificate of incorporation and the certificate of designation creating the Series I Preferred Stock, which will be included as an exhibit to the documents we file with the SEC.

General

Our authorized capital stock includes 30,000,000 shares of preferred stock, par value $0.01 per share.  As of the date hereof, there were 44,000 shares of our Floating Rate Non-Cumulative Preferred Stock, Series A (“Series A Preferred Stock”), 519,882 shares of our Series C Non-Cumulative Non-Voting Perpetual Preferred Stock (“Series C Preferred Stock”), 34,500 shares of our Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series E (“Series E Preferred Stock”), 34,000 shares of our Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series F (“Series F Preferred Stock”), 20,000 shares of our 6.625% Non-Cumulative Preferred Stock, Series G (“Series G Preferred Stock”) and 52,000 shares of our Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series H (“Series H Preferred Stock”) outstanding.  We may from time to time, without notice to or the consent of holders of the Series I Preferred Stock, issue additional shares of the Series I Preferred Stock.

Shares of the Series I Preferred Stock will rank (i) senior to our common stock and any class or series of our capital stock expressly stated to be junior to the Series I Preferred Stock, (ii) junior to any class or series of our capital stock expressly stated to be senior to the Series I Preferred Stock (issued with the requisite consent of the holders of the Series I Preferred Stock, if required) and (iii) equally with our Series A Preferred Stock, Series C Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Series G Preferred Stock and Series H Preferred Stock and each other class or series of preferred stock we may issue that is not expressly stated to be senior or junior to the Series I Preferred Stock, with respect to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up.  We will generally be able to pay dividends and distributions upon our liquidation, dissolution or winding up only out of lawfully available funds for such payment (i.e., after taking account of all indebtedness, other non-equity and other senior claims).  The Series I Preferred Stock will be fully paid and non-assessable when issued, which means that its holders will have paid their purchase price in full and that we may not ask them to surrender additional funds.  Holders of Series I Preferred Stock will not have preemptive or subscription rights to acquire more stock of Morgan Stanley.

The Series I Preferred Stock will not be convertible into, or exchangeable for, shares of any other class or series of stock or other securities of Morgan Stanley.  The Series I Preferred Stock has no stated maturity and will not be subject to any sinking fund or other obligation of Morgan Stanley to redeem or repurchase the Series I Preferred Stock.

Dividends

Dividends on shares of the Series I Preferred Stock are discretionary.  Holders of Series I Preferred Stock will be entitled to receive, when, as and if declared by our Board of Directors or a duly authorized committee of the Board, out of funds legally available for the payment of dividends under Delaware law, non-cumulative cash dividends from the original issue date (in the case of the initial dividend period only, as described below) or the immediately preceding dividend payment date, quarterly in arrears on the 15th day of January, April, July and October of each year (each, a “dividend payment date”), commencing on January 15, 2015.  These dividends will accrue on the liquidation preference amount of $25,000 per share (equivalent to $25 per depositary share) at a rate per annum equal to 6.375% with respect to each dividend period from and including the original issue date to, but excluding, October 15, 2024 (the “fixed rate period”) and at a rate per annum equal to the three-month U.S. dollar LIBOR (as described below) on the related dividend determination date plus 3.708% with respect to each dividend period from and including October 15, 2024 (the “floating rate period”).  In the event that we issue additional shares of Series I Preferred Stock after the original issue date, dividends on such shares may accrue from the original issue date or any other date we specify at the time such additional shares are issued.

Dividends will be payable to holders of record of Series I Preferred Stock as they appear on our books on the applicable record date, which shall be the 15th calendar day before that dividend payment date or such other record date fixed by our Board of Directors (or a duly authorized committee of the Board) that is not more than 60 nor less than 10 days prior to such dividend payment date (each, a “dividend record date”).  The corresponding record dates for the depositary shares will be the same as the record dates for the Series I Preferred Stock.

The term “business day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in The City of New York.

A dividend period is the period from and including a dividend payment date to but excluding the next dividend payment date or any earlier redemption date, except that the initial dividend period will commence on and include the original issue date of the Series I Preferred Stock and will end on and exclude the January 15, 2015 dividend payment date.  Dividends payable on the Series I Preferred Stock for any dividend period during the fixed rate period will be computed on the basis of a 360-day year consisting of twelve 30-day months.  Dividends payable on the Series I Preferred Stock for any dividend period during the floating rate period will be computed on the basis of a 360-day year and the actual number of days elapsed in the dividend period. Dividends for the initial dividend period will be calculated from the original issue date.  If any scheduled dividend payment date up to and including the October 15, 2024 scheduled dividend payment date is not a business day, then the payment will be made on the next succeeding business day and no additional dividends will accrue as a result of that postponement.  If any scheduled dividend payment date thereafter is not a business day, then the dividend payment date will be postponed to the next succeeding business day unless such day falls in the next calendar month, in which case the dividend payment date will be brought forward to the immediately preceding day that is a business day, and, in either case, dividends will accrue to, but excluding, the date dividends are paid.

For any dividend period during the floating rate period, LIBOR (the London interbank offered rate) shall be determined by the calculation agent (as defined below) on the second London business day immediately preceding the first day of such dividend period, which we refer to as the “dividend determination date”, in the following manner:

(i)   LIBOR will be the rate for deposits in U.S. dollars for a period of three months, commencing on the first day of such dividend period, that appears on Reuters screen page “LIBOR01”, or any successor page, at approximately 11:00 a.m., London time, on that dividend determination date.

(ii)  If no such rate appears, then the calculation agent will request the principal London offices of each of four major reference banks in the London interbank market, selected by the calculation agent as directed by us, to provide the calculation agent with its offered quotation for deposits in U.S. dollars for a period of three months, commencing on the first day of such dividend period, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that dividend determination date and in a principal amount that is representative of a single transaction in U.S. dollars in that market at that time.  If at least two quotations are provided, LIBOR determined on that dividend determination date will be the arithmetic mean of those quotations.  If fewer than two quotations are provided, LIBOR will be determined for the first day of such dividend period as the arithmetic mean of the rates quoted at approximately 11:00 a.m., New York time, on that dividend determination date, by three major banks in New York City, selected by the calculation agent as directed by us, for loans in U.S. dollars to leading European banks, for a period of three months, commencing on the first day of such dividend period, and in a principal amount that is representative of a single transaction in U.S. dollars in that market at that time.  If the banks so selected by the calculation agent are not quoting as set forth above, LIBOR for that dividend determination date will be the same as LIBOR for the immediately preceding dividend period, or, if there was no such dividend period, the dividend payable will be based on the initial dividend rate.

The calculation agent will be The Bank of New York Mellon. The calculation agent’s determination of any dividend rate, and its calculation of the amount of dividends for any dividend period, will be on file at our principal offices, will be made available to any stockholder upon request and will be final and binding in the absence of manifest error.

The term “London business day” means a day that is a Monday, Tuesday, Wednesday, Thursday or Friday and is a day on which dealings in U.S. dollars are transacted in the London interbank market.

The term “Reuters” means Reuters 3000 Xtra Service or any successor service.

Dividends on shares of Series I Preferred Stock will not be cumulative.  Accordingly, if our Board of Directors (or a duly authorized committee of the Board) does not declare a dividend on the Series I Preferred Stock payable in respect of any dividend period before the related dividend payment date, such dividend will not accrue and we will have no obligation to pay a dividend for that dividend period on the dividend payment date or at any future time, whether or not dividends on the Series I Preferred Stock are declared for any future dividend period.

The Series I Preferred Stock will rank junior as to payment of dividends to any class or series of our preferred stock that we may issue in the future that is expressly stated to be senior as to payment of dividends and the distribution of assets upon liquidation, dissolution or winding up of Morgan Stanley.  If at any time we have failed to pay, on the applicable payment date, accrued dividends on any shares that rank in priority to the Series I Preferred Stock with respect to dividends, we may not pay any dividends on the Series I Preferred Stock or redeem or otherwise repurchase any shares of Series I Preferred Stock until we have paid or set aside for payment the full amount of the unpaid dividends on the shares that rank in priority with respect to dividends that must, under the terms of such shares, be paid before we may pay dividends on, or redeem or repurchase, the Series I Preferred Stock.

So long as any share of Series I Preferred Stock remains outstanding, no dividend or distribution shall be paid or declared on junior stock, and no junior stock shall be purchased, redeemed or otherwise acquired for consideration by us, directly or indirectly, during a dividend period, unless the full dividends for the latest completed dividend period on all outstanding shares of Series I Preferred Stock have been declared and paid (or declared and a sum sufficient for the payment thereof has been set aside).

The foregoing limitation does not apply to:

•
repurchases, redemptions or other acquisitions of shares of junior stock of Morgan Stanley in connection with (1) any employment contract, benefit plan or other similar arrangement with or for the benefit of any one or more employees, officers, directors or consultants or (2) a dividend reinvestment or stockholder stock purchase plan;

•
an exchange, redemption, reclassification or conversion of any class or series of Morgan Stanley’s junior stock, or any junior stock of a subsidiary of Morgan Stanley, for any class or series of Morgan Stanley’s junior stock;

•	the purchase of fractional interests in shares of Morgan Stanley’s junior stock under the conversion or exchange provisions of the junior stock or the security being converted or exchanged;

•
any declaration of a dividend in connection with any stockholders’ rights plan, or the issuance of rights, stock or other property under any stockholders’ rights plan, or the redemption or repurchase of rights pursuant to the plan; or

•
any dividend in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks equal or junior to that stock.

In addition, the foregoing limitation shall not restrict the ability of Morgan Stanley & Co. LLC, or any of our other affiliates, to engage in any market-making transactions in our junior stock in the ordinary course of business.

As used in this prospectus supplement, “junior stock” means any class or series of capital stock of Morgan Stanley that ranks junior to the Series I Preferred Stock as to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up of Morgan Stanley.  Junior stock includes our common stock.

When dividends are not paid (or duly provided for) on any dividend payment date (or, in the case of parity stock (as defined below) having dividend payment dates different from the dividend payment dates pertaining to the Series I Preferred Stock, on a dividend payment date falling within the related dividend period for the Series I Preferred Stock) in full upon the Series I Preferred Stock and any shares of parity stock, all dividends declared upon the Series

I Preferred Stock and all such parity stock payable on such dividend payment date (or, in the case of parity stock having dividend payment dates different from the dividend payment dates pertaining to the Series I Preferred Stock, on a dividend payment date falling within the related dividend period for the Series I Preferred Stock) shall be declared pro rata so that the respective amounts of such dividends shall bear the same ratio to each other as all accrued but unpaid dividends per share on the Series I Preferred Stock and all parity stock payable on such dividend payment date (or, in the case of parity stock having dividend payment dates different from the dividend payment dates pertaining to the Series I Preferred Stock, on a dividend payment date falling within the related dividend period for the Series I Preferred Stock) bear to each other.

As used in this prospectus supplement, “parity stock” means any other class or series of stock of Morgan Stanley that ranks equally with the Series I Preferred Stock in the payment of dividends, whether cumulative or non-cumulative, and the distribution of assets upon liquidation, dissolution or winding up of Morgan Stanley. Parity stock includes our Series A Preferred Stock, Series C Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Series G Preferred Stock and Series H Preferred Stock.

Subject to the foregoing, dividends (payable in cash, stock or otherwise) may be determined by our Board of Directors (or a duly authorized committee of the Board) and may be declared and paid on our common stock and any stock ranking, as to dividends, equally with or junior to the Series I Preferred Stock from time to time out of any funds legally available for such payment, and the shares of the Series I Preferred Stock shall not be entitled to participate in any such dividend.

Dividends on the Series I Preferred Stock will not be declared, paid or set aside for payment if we fail to comply, or if and to the extent such act would cause us to fail to comply, with applicable laws and regulations. The certificate of designation creating the Series I Preferred Stock provides that dividends on the Series I Preferred Stock may not be declared or set aside for payment if and to the extent such dividends would cause us to fail to comply with the capital adequacy guidelines of the Federal Reserve Board (or, as and if applicable, the capital adequacy guidelines or regulations of any successor appropriate federal banking agency) applicable to us.

Liquidation Rights

Upon any voluntary or involuntary liquidation, dissolution or winding up of Morgan Stanley, holders of the Series I Preferred Stock are entitled to receive out of assets of Morgan Stanley available for distribution to stockholders, after satisfaction of liabilities to creditors, if any, and subject to the rights of holders of any shares of capital stock then outstanding ranking senior to or pari passu with the Series I Preferred Stock in respect of distributions upon liquidation, dissolution or winding up of Morgan Stanley, and before any distribution of assets is made to holders of common stock or of any of our other classes or series of capital stock ranking junior to the shares of Series I Preferred Stock as to such a distribution, a liquidating distribution in the amount of $25,000 per share (equivalent to $25 per depositary share) plus declared and unpaid dividends, without accumulation of any undeclared dividends.  Holders of the Series I Preferred Stock will not be entitled to any other amounts from us after they have received their full liquidation preference.

In any such distribution, if the assets of Morgan Stanley are not sufficient to pay the liquidation preferences in full to all holders of the Series I Preferred Stock and all holders of any other shares of our stock ranking equally as to such distribution with the Series I Preferred Stock, the amounts paid to the holders of Series I Preferred Stock and to the holders of all such other stock will be paid pro rata in accordance with the respective aggregate liquidation preferences of those holders.  In any such distribution, the “liquidation preference” of any holder of preferred stock means the amount otherwise payable to such holder in such distribution (assuming no limitation on our assets available for such distribution), including any declared but unpaid dividends (and, in the case of any holder of stock other than the Series I Preferred Stock and on which dividends accrue on a cumulative basis, an amount equal to any unpaid, accrued, cumulative dividends, whether or not declared, as applicable).  If the liquidation preference has been paid in full to all holders of Series I Preferred Stock and any other shares of our stock ranking equally as to the liquidation preference, the holders of our stock ranking junior as to the liquidation preference shall be entitled to receive all remaining assets of Morgan Stanley according to their respective rights and preferences.

The Series I Preferred Stock may be fully subordinate to interests held by the U.S. government in the event of a receivership, insolvency, liquidation, or similar proceeding, including a proceeding under the “orderly liquidation authority” provisions of the Dodd-Frank Act.

For purposes of this section, the merger or consolidation of Morgan Stanley with or into any other entity, including a merger or consolidation in which the holders of Series I Preferred Stock receive cash, securities or property for their shares, or the sale, lease or exchange of all or substantially all of the assets of Morgan Stanley, for cash, securities or other property shall not constitute a liquidation, dissolution or winding up of Morgan Stanley.

Redemption

The Series I Preferred Stock is perpetual and has no maturity date, and is not subject to any mandatory redemption, sinking fund or other similar provisions. We may, at our option, redeem the Series I Preferred Stock (i) in whole or in part, from time to time, on any dividend payment date on or after October 15, 2024, or (ii) in whole but not in part at any time within 90 days following a Regulatory Capital Treatment Event, in each case upon not less than 30 nor more than 60 days’ notice at a redemption price equal to $25,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends to, but excluding, the date fixed for redemption, without accumulation of any undeclared dividends.  Holders of Series I Preferred Stock will have no right to require the redemption or repurchase of the Series I Preferred Stock.  Investors should not expect us to redeem the Series I Preferred Stock on or after the date it becomes redeemable at our option.

We are a bank holding company and a financial holding company regulated by the Federal Reserve Board. We intend to treat the Series I Preferred Stock as “Additional Tier 1” capital (or its equivalent) for purposes of the capital adequacy guidelines of the Federal Reserve Board (or, as and if applicable, the capital adequacy guidelines or regulations of any successor appropriate federal banking agency).

A “Regulatory Capital Treatment Event” means the good faith determination by Morgan Stanley that, as a result of (i) any amendment to, or change in, the laws or regulations of the United States or any political subdivision of or in the United States that is enacted or becomes effective after the date of this prospectus supplement, (ii) any proposed change in those laws or regulations that is announced or becomes effective after the date of this prospectus supplement, or (iii) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced after the date of this prospectus supplement, there is more than an insubstantial risk that Morgan Stanley will not be entitled to treat the full liquidation preference amount of $25,000 per share of Series I Preferred Stock then outstanding as “Additional Tier 1” capital (or its equivalent) for purposes of the capital adequacy guidelines of the Federal Reserve Board (or, as and if applicable, the capital adequacy guidelines or regulations of any successor appropriate federal banking agency) as then in effect and applicable, for so long as any share of Series I Preferred Stock is outstanding. “Appropriate federal banking agency” means the “appropriate federal banking agency” with respect to us as that term is defined in Section 3(q) of the Federal Deposit Insurance Act or any successor provision.

Under regulations applicable to us, we may not exercise our option to redeem any shares of preferred stock without obtaining the prior approval of the Federal Reserve Board (or any successor appropriate federal banking agency).  Under such regulations, unless the Federal Reserve Board (or any successor appropriate federal banking agency) authorizes us to do otherwise in writing, we may not redeem the Series I Preferred Stock unless it is replaced with other Tier 1 capital instruments or unless we can demonstrate to the satisfaction of the Federal Reserve Board (or any successor appropriate federal banking agency) that following redemption, Morgan Stanley will continue to hold capital commensurate with its risk.

If shares of the Series I Preferred Stock are to be redeemed, the notice of redemption shall be given by first class mail to the holders of record of the Series I Preferred Stock to be redeemed, mailed not less than 30 days nor more than 60 days prior to the date fixed for redemption thereof (provided that, if the depositary shares representing the Series I Preferred Stock are held in book-entry form through The Depository Trust Company, or “DTC”, we may give such notice in any manner permitted by DTC).  Each notice of redemption will include a statement setting forth: (i) the redemption date, (ii) the number of shares of the Series I Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder, (iii) the redemption price and (iv) the place or places where holders may surrender certificates evidencing shares of Series I Preferred Stock for payment of the redemption price.  If notice of redemption of any shares of Series I Preferred Stock has been given and if the funds necessary for such redemption have been set aside by us for the benefit of the holders of any shares of Series I Preferred Stock so called for redemption, then, from and after the redemption date, dividends will cease to accrue on such shares of Series I Preferred Stock, such shares of Series I Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price, without interest.

In the case of any redemption of only part of the shares of the Series I Preferred Stock at the time outstanding, the shares to be redeemed shall be selected either pro rata or by lot (provided that, if the depositary shares representing the Series I Preferred Stock are held in book-entry form through DTC, the depositary shares to be redeemed shall be selected in accordance with DTC procedures).

See “Description of Depositary Shares” below for information about redemption of the depositary shares relating to our Series I Preferred Stock.

Voting Rights

Except as provided below and as determined by our Board of Directors (or a duly authorized committee of the Board), the holders of the Series I Preferred Stock will have no voting rights.

Whenever dividends on any shares of the Series I Preferred Stock, or any other voting preferred stock (as defined below), shall have not been declared and paid for the equivalent of six or more dividend payments, whether or not for consecutive dividend periods (a “Nonpayment”), the holders of such shares, voting together as a class with holders of any and all other series of voting preferred stock then outstanding, will be entitled to vote for the election of a total of two additional members of our Board of Directors (the “Preferred Stock Directors”), provided that the election of any such directors shall not cause us to violate the corporate governance requirement of the New York Stock Exchange (or any other exchange on which our securities may be listed) that listed companies must have a majority of independent directors and provided further that our Board of Directors shall at no time include more than two Preferred Stock Directors.  In that event, the number of directors on our Board of Directors shall automatically increase by two, and the new directors shall be elected at a special meeting called at the request of the holders of record of at least 20% of the Series I Preferred Stock or of any other series of voting preferred stock (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders, in which event such election shall be held at such next annual or special meeting of stockholders), and at each subsequent annual meeting.  These voting rights will continue until dividends on the shares of the Series I Preferred Stock and any such series of voting preferred stock for at least four consecutive regular dividend periods following the Nonpayment shall have been fully paid (or declared and a sum sufficient for the payment of such dividends shall have been set aside for payment).

As used in this prospectus supplement, “voting preferred stock” means any other class or series of preferred stock of Morgan Stanley ranking equally with the Series I Preferred Stock as to dividends (whether cumulative or non-cumulative) and the distribution of assets upon liquidation, dissolution or winding up of Morgan Stanley and upon which like voting rights have been conferred and are exercisable.  “Voting preferred stock” includes the Series A Preferred Stock, the Series C Preferred Stock, the Series E Preferred Stock, the Series F Preferred Stock, the Series G Preferred Stock and the Series H Preferred Stock.  Whether a plurality, majority or other portion of the shares of Series I Preferred Stock and any other voting preferred stock have been voted in favor of any matter shall be determined by reference to the liquidation amounts of the shares voted.

If and when dividends for at least four consecutive regular dividend periods following a Nonpayment have been paid in full (or declared and a sum sufficient for such payment shall have been set aside) on the Series I Preferred Stock and any other class or series of voting preferred stock, the holders of the Series I Preferred Stock and all other holders of voting preferred stock shall be divested of the foregoing voting rights (subject to revesting in the event of each subsequent Nonpayment), the term of office of each Preferred Stock Director so elected shall terminate and the number of directors on the Board of Directors shall automatically decrease by two.  In determining whether dividends have been paid for at least four consecutive regular dividend periods following a Nonpayment, we may take account of any dividend we elect to pay for any dividend period after the regular dividend date for that period has passed.  Any Preferred Stock Director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of the Series I Preferred Stock together with all series of voting preferred stock then outstanding (voting together as a single class) to the extent such holders have the voting rights described above.  So long as a Nonpayment shall continue, any vacancy in the office of a Preferred Stock Director (other than prior to the initial election after a Nonpayment) may be filled by the written consent of the Preferred Stock Director remaining in office, or if none remains in office, by a vote of the holders of record of a majority of the outstanding shares of Series I Preferred Stock and all voting preferred stock when they have the voting rights described above (voting together as a single class); provided that the filling of any such vacancy shall not cause us to violate the corporate governance requirement of the New York Stock Exchange (or any other exchange on which our securities may be listed) that listed companies must have a majority of independent directors.  Any such vote to remove, or to fill a vacancy in the office of, a Preferred Stock Director may be taken only at a special meeting called at the request of the holders of record of at least 20% of the Series I Preferred Stock or of any other series of voting preferred stock (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders, in which event such election shall be held at such next annual or special meeting of stockholders). The Preferred Stock Directors shall each be entitled to one vote per director on any matter.

Under regulations adopted by the Federal Reserve Board, if the holders of one or more series of preferred stock are or become entitled to vote for the election of directors, such series entitled to vote for the same director(s) will be deemed a class of voting securities and a company holding 25% or more of the series, or 10% or more if it otherwise exercises a “controlling influence” over us, will be subject to regulation as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHC Act”).  In addition, if the series is/are deemed to be a class of voting securities, any other bank holding company will be required to obtain the prior approval of the Federal Reserve Board under the BHC Act to acquire or retain more than 5% of that series.  Any other person (other than a bank holding company) will be required to obtain the non-objection of the Federal Reserve Board under the Change in Bank Control Act of 1978, as amended, to acquire or retain 10% or more of that series.  While we do not believe the preferred stock are considered “voting securities” currently, holders of the preferred stock should consult their own counsel with regard to regulatory implications.  A holder or group of holders may also be deemed to control us if they own more than one-third of our total equity, both voting and non-voting, aggregating all shares held by the holders across all classes of stock.

So long as any shares of Series I Preferred Stock remain outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of the Series I Preferred Stock and all other series of voting preferred stock entitled to vote thereon (voting together as a single class) given in person or by proxy, either in writing or at a meeting:

•
amend or alter the provisions of Morgan Stanley’s amended and restated certificate of incorporation or the certificate of designation of the Series I Preferred Stock so as to authorize or create, or increase the authorized amount of, any class or series of stock ranking senior to the Series I Preferred Stock with respect to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of Morgan Stanley;

•
amend, alter or repeal the provisions of Morgan Stanley’s amended and restated certificate of incorporation or the certificate of designation of the Series I Preferred Stock, whether by merger, consolidation or otherwise, so as to materially and adversely affect the special rights, preferences, privileges and voting powers of the Series I Preferred Stock, taken as a whole; or

•
consummate a binding share exchange or reclassification involving the Series I Preferred Stock or a merger or consolidation of Morgan Stanley with another entity, unless in each case (i) the shares of Series I Preferred Stock remain outstanding or, in the case of any such merger or consolidation with respect to which we are not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (ii) such shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers of the Series I Preferred Stock, taken as a whole;

provided, however, that any increase in the amount of the authorized or issued Series I Preferred Stock, our Series A Preferred Stock, Series C Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Series G Preferred Stock or Series H Preferred Stock, or the creation and issuance, or an increase in the authorized or issued amount, of any other class or series of preferred stock ranking equally with the Series I Preferred Stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and the distribution of assets upon liquidation, dissolution or winding up of Morgan Stanley will not be deemed to adversely affect the rights, preferences, privileges or voting powers of, and will not require the affirmative vote or consent of, the holders of outstanding shares of Series I Preferred Stock.

If an amendment, alteration, repeal, share exchange, reclassification, merger or consolidation described above would adversely affect one or more but not all series of voting preferred stock (including the Series I Preferred Stock for this purpose), then only the series affected and entitled to vote shall vote as a class in lieu of all such series of preferred stock.  If all series of a class of preferred stock are not equally affected by the proposed amendment, alteration, repeal, share exchange, reclassification, merger or consolidation described above, there shall be required a two-thirds approval of the class and a two-thirds approval of each series that will have a diminished status.

Without the consent of the holders of the Series I Preferred Stock, so long as such action does not adversely affect the rights, preferences, privileges and voting powers of the Series I Preferred Stock, we may amend, alter, supplement or repeal any terms of the Series I Preferred Stock:

•	to cure any ambiguity, or to cure, correct or supplement any provision contained in the certificate of designation for the Series I Preferred Stock that may be defective or inconsistent; or

•	to make any provision with respect to matters or questions arising with respect to the Series I Preferred Stock that is not inconsistent with the provisions of the certificate of designation.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series I Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been set aside by us for the benefit of the holders of the Series I Preferred Stock to effect such redemption.

Transfer Agent, Registrar, Depositary and Calculation Agent

The Bank of New York Mellon will be the transfer agent, registrar, dividend disbursing agent, redemption agent and depositary for the Series I Preferred Stock and the depositary shares.   The Bank of New York Mellon will be the calculation agent for the Series I Preferred Stock.

* * *

Other Existing Preferred Stock

As of the date of this prospectus supplement, and as described further below and in “Description of Capital Stock—Existing Preferred Stock” in the accompanying prospectus, we have the following existing series of preferred stock: our previously issued Series A Preferred Stock, Series C Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Series G Preferred Stock and Series H Preferred Stock.

For a description of the Series A Preferred Stock and the Series C Preferred Stock, see “Description of Capital Stock—Existing Preferred Stock” in the accompanying prospectus.

Series E Preferred Stock

On September 30, 2013, we issued 34,500,000 depositary shares, each representing a 1/1,000th interest in a share of our Series E Preferred Stock, for an aggregate price of $862 million.  Other than as described below, the terms of the existing Series E Preferred Stock and the Series I Preferred Stock described herein are substantially similar.

Dividends

Holders of Series E Preferred Stock are entitled to receive, when, as and if declared by our Board of Directors or a duly authorized committee of the Board, out of funds legally available for the payment of dividends under Delaware law, non-cumulative cash dividends from September 30, 2013 (in the case of the initial dividend period only) or the immediately preceding dividend payment date, quarterly in arrears on the 15th day of January, April, July and October of each year, commencing on January 15, 2014.  These dividends will accrue on the liquidation preference amount of $25,000 per share (equivalent to $25 per related depositary share) at a rate per annum equal to 7.125% with respect to each dividend period from and including September 30, 2013 to, but excluding, October 15, 2023 and at a rate per annum equal to the three-month U.S. dollar LIBOR on the related dividend determination date plus 4.32% with respect to each dividend period from and including October 15, 2023.

Redemption

The Series E Preferred Stock is perpetual and has no maturity date, and is not subject to any mandatory redemption, sinking fund or other similar provisions. We may, at our option, redeem the Series E Preferred Stock (i)

in whole or in part, from time to time, on any dividend payment date on or after October 15, 2023, or (ii) in whole but not in part at any time within 90 days following a Regulatory Capital Treatment Event with respect to the Series E Preferred Stock (as defined below), in each case upon not less than 30 nor more than 60 days’ notice at a redemption price equal to $25,000 per share (equivalent to $25 per related depositary share), plus any declared and unpaid dividends to, but excluding, the date fixed for redemption, without accumulation of any undeclared dividends.  Holders of Series E Preferred Stock will have no right to require the redemption or repurchase of the Series E Preferred Stock.

With respect to the Series E Preferred Stock, a “Regulatory Capital Treatment Event” means the good faith determination by Morgan Stanley that, as a result of (i) any amendment to, or change in, the laws or regulations of the United States or any political subdivision of or in the United States that is enacted or becomes effective after September 24, 2013, (ii) any proposed change in those laws or regulations that is announced or becomes effective after September 24, 2013, or (iii) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced after September 24, 2013, there is more than an insubstantial risk that Morgan Stanley will not be entitled to treat the full liquidation preference amount of $25,000 per share of Series E Preferred Stock then outstanding as “Additional Tier 1” capital (or its equivalent) for purposes of the capital adequacy guidelines of the Federal Reserve Board (or, as and if applicable, the capital adequacy guidelines or regulations of any successor appropriate federal banking agency) as then in effect and applicable, for so long as any share of Series E Preferred Stock is outstanding. “Appropriate federal banking agency” means the “appropriate federal banking agency” with respect to us as that term is defined in Section 3(q) of the Federal Deposit Insurance Act or any successor provision.

Series F Preferred Stock

On December 10, 2013, we issued 34,000,000 depositary shares, each representing a 1/1,000th interest in a share of our Series F Preferred Stock, for an aggregate price of $850 million.  Other than as described below, the terms of the existing Series F Preferred Stock and the Series I Preferred Stock described herein are substantially similar.

Dividends

Holders of Series F Preferred Stock are entitled to receive, when, as and if declared by our Board of Directors or a duly authorized committee of the Board, out of funds legally available for the payment of dividends under Delaware law, non-cumulative cash dividends from December 10, 2013 (in the case of the initial dividend period only) or the immediately preceding dividend payment date, quarterly in arrears on the 15th day of January, April, July and October of each year, commencing on January 15, 2014.  These dividends will accrue on the liquidation preference amount of $25,000 per share (equivalent to $25 per related depositary share) at a rate per annum equal to 6.875% with respect to each dividend period from and including December 10, 2013 to, but excluding, January 15, 2024 and at a rate per annum equal to the three-month U.S. dollar LIBOR on the related dividend determination date plus 3.94% with respect to each dividend period from and including January 15, 2024.

Redemption

The Series F Preferred Stock is perpetual and has no maturity date, and is not subject to any mandatory redemption, sinking fund or other similar provisions. We may, at our option, redeem the Series F Preferred Stock (i) in whole or in part, from time to time, on any dividend payment date on or after January 15, 2024, or (ii) in whole but not in part at any time within 90 days following a Regulatory Capital Treatment Event with respect to the Series F Preferred Stock (as defined below), in each case upon not less than 30 nor more than 60 days’ notice at a redemption price equal to $25,000 per share (equivalent to $25 per related depositary share), plus any declared and unpaid dividends to, but excluding, the date fixed for redemption, without accumulation of any undeclared dividends.  Holders of Series F Preferred Stock will have no right to require the redemption or repurchase of the Series F Preferred Stock.

With respect to the Series F Preferred Stock, a “Regulatory Capital Treatment Event” means the good faith determination by Morgan Stanley that, as a result of (i) any amendment to, or change in, the laws or regulations of the United States or any political subdivision of or in the United States that is enacted or becomes effective after December 5, 2013, (ii) any proposed change in those laws or regulations that is announced or becomes effective after December 5, 2013, or (iii) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced after December 5, 2013, there is more than an insubstantial risk that Morgan Stanley will not be entitled to treat the full liquidation preference amount of $25,000 per share of Series F Preferred Stock then outstanding as “Additional Tier 1” capital (or its equivalent) for purposes of the capital adequacy guidelines of the Federal Reserve Board (or, as and if applicable, the capital adequacy guidelines or regulations of any successor appropriate federal banking agency) as then in effect and applicable, for so long as any share of Series F Preferred Stock is outstanding. “Appropriate federal banking agency” means the “appropriate federal banking agency” with respect to us as that term is defined in Section 3(q) of the Federal Deposit Insurance Act or any successor provision.

Series G Preferred Stock

On April 29, 2014, we issued 20,000,000 depositary shares, each representing a 1/1,000th interest in a share of our Series G Preferred Stock, for an aggregate price of $500 million.  Other than as described below, the terms of the existing Series G Preferred Stock and the Series I Preferred Stock described herein are substantially similar.

Dividends

Holders of Series G Preferred Stock are entitled to receive, when, as and if declared by our Board of Directors or a duly authorized committee of the Board, out of funds legally available for the payment of dividends under Delaware law, non-cumulative cash dividends from April 29, 2014 (in the case of the initial dividend period only) or the immediately preceding dividend payment date, quarterly in arrears on the 15th day of January, April, July and October of each year, commencing on July 15, 2014.  These dividends will accrue on the liquidation preference amount of $25,000 per share (equivalent to $25 per related depositary share) at a rate per annum equal to 6.625%.

Redemption

The Series G Preferred Stock is perpetual and has no maturity date, and is not subject to any mandatory redemption, sinking fund or other similar provisions.  We may, at our option, redeem the Series G Preferred Stock (i) in whole or in part, from time to time, on any dividend payment date on or after July 15, 2019, or (ii) in whole but not in part at any time within 90 days following a Regulatory Capital Treatment Event with respect to the Series G Preferred Stock (as defined below), in each case upon not less than 30 nor more than 60 days’ notice at a redemption price equal to $25,000 per share (equivalent to $25 per related depositary share), plus any declared and unpaid dividends to, but excluding, the date fixed for redemption, without accumulation of any undeclared dividends.  Holders of Series G Preferred Stock will have no right to require the redemption or repurchase of the Series G Preferred Stock.

With respect to the Series G Preferred Stock, a “Regulatory Capital Treatment Event” means the good faith determination by Morgan Stanley that, as a result of (i) any amendment to, or change in, the laws or regulations of the United States or any political subdivision of or in the United States that is enacted or becomes effective after April 22, 2014, (ii) any proposed change in those laws or regulations that is announced or becomes effective after April 22, 2014, or (iii) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced after April 22, 2014, there is more than an insubstantial risk that Morgan Stanley will not be entitled to treat the full liquidation preference amount of $25,000 per share of Series G Preferred Stock then outstanding as “Additional Tier 1” capital (or its equivalent) for purposes of the capital adequacy guidelines of the Federal Reserve Board (or, as and if applicable, the capital adequacy guidelines or regulations of any successor appropriate federal banking agency) as then in effect and applicable, for so long as any share of Series G Preferred Stock is outstanding.  “Appropriate federal banking agency” means the “appropriate federal banking agency” with respect to us as that term is defined in Section 3(q) of the Federal Deposit Insurance Act or any successor provision.

Series H Preferred Stock

On April 29, 2014, we issued 1,300,000 depositary shares, each representing a 1/25th interest in a share of our Series H Preferred Stock, for an aggregate price of $1.3 billion.  Other than as described below, the terms of the existing Series H Preferred Stock and the Series I Preferred Stock described herein are substantially similar.

Dividends

Holders of Series H Preferred Stock are entitled to receive, when, as and if declared by our Board of Directors or a duly authorized committee of the Board, out of funds legally available for the payment of dividends under Delaware law, non-cumulative cash dividends from April 29, 2014 (in the case of the initial dividend period only) or the immediately preceding dividend payment date, semi-annually in arrears on the 15th day of January and July of each year, commencing on July 15, 2014 and ending on July 15, 2019, and thereafter quarterly in arrears on the 15th day of January, April, July and October of each year.  These dividends will accrue on the liquidation preference amount of $25,000 per share (equivalent to $1,000 per related depositary share) at a rate per annum equal to 5.45% with respect to each dividend period from and including April 29, 2014 to, but excluding, July 15, 2019 and at a rate per annum equal to the three-month U.S. dollar LIBOR on the related dividend determination date plus 3.61% with respect to each dividend period from and including July 15, 2019.

Redemption

The Series H Preferred Stock is perpetual and has no maturity date, and is not subject to any mandatory redemption, sinking fund or other similar provisions. We may, at our option, redeem the Series H Preferred Stock (i) in whole or in part, from time to time, on any dividend payment date on or after July 15, 2019, or (ii) in whole but not in part at any time within 90 days following a Regulatory Capital Treatment Event with respect to the Series H Preferred Stock (as defined below), in each case upon not less than 30 nor more than 60 days’ notice at a redemption price equal to $25,000 per share (equivalent to $1,000 per related depositary share), plus any declared and unpaid dividends to, but excluding, the date fixed for redemption, without accumulation of any undeclared dividends.  Holders of Series H Preferred Stock will have no right to require the redemption or repurchase of the Series H Preferred Stock.

With respect to the Series H Preferred Stock, a “Regulatory Capital Treatment Event” means the good faith determination by Morgan Stanley that, as a result of (i) any amendment to, or change in, the laws or regulations of the United States or any political subdivision of or in the United States that is enacted or becomes effective after April 22, 2014, (ii) any proposed change in those laws or regulations that is announced or becomes effective after April 22, 2014, or (iii) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced after April 22, 2014, there is more than an insubstantial risk that Morgan Stanley will not be entitled to treat the full liquidation preference amount of $25,000 per share of Series H Preferred Stock then outstanding as “Additional Tier 1” capital (or its equivalent) for purposes of the capital adequacy guidelines of the Federal Reserve Board (or, as and if applicable, the capital adequacy guidelines or regulations of any successor appropriate federal banking agency) as then in effect and applicable, for so long as any share of Series H Preferred Stock is outstanding.  “Appropriate federal banking agency” means the “appropriate federal banking agency” with respect to us as that term is defined in Section 3(q) of the Federal Deposit Insurance Act or any successor provision.

* * *

DESCRIPTION OF DEPOSITARY SHARES

Please note that in this prospectus supplement, references to “holders” of depositary shares mean those who own depositary shares registered in their own names, on the books that the depositary maintains for this purpose, and not indirect holders who own beneficial interests in depositary shares registered in street name or issued in book-entry form through The Depository Trust Company.  Please review the special considerations that apply to indirect holders in the accompanying prospectus, under “Forms of Securities” and “Securities Offered on a Global Basis Through the Depositary.”

This prospectus supplement summarizes specific terms and provisions of the depositary shares relating to our Series I Preferred Stock; terms that apply generally to all our preferred stock issued in the form of depositary shares (including the depositary shares offered in this prospectus supplement) are described in “Description of Capital Stock—Offered Preferred Stock” in the accompanying prospectus.  The terms described below supplement those described in the accompanying prospectus and, if the terms described herein are inconsistent with the description in the accompanying prospectus, the terms described in this prospectus supplement are controlling.

General

As described in the accompanying prospectus under “Description of Capital Stock—Depositary Shares,” we are issuing fractional interests in shares of Series I Preferred Stock in the form of depositary shares.  Each depositary share will represent a 1/1,000th ownership interest in a share of Series I Preferred Stock, and will be evidenced by a depositary receipt.  The shares of Series I Preferred Stock represented by depositary shares will be deposited under a deposit agreement among Morgan Stanley, The Bank of New York Mellon, as the depositary, and the holders from time to time of the depositary receipts evidencing the depositary shares.  Subject to the terms of the deposit agreement, each holder of a depositary share will be entitled, through the depositary, in proportion to the applicable fraction of a share of Series I Preferred Stock represented by such depositary share, to all the rights and preferences of the Series I Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights).

Immediately following the issuance of the Series I Preferred Stock, we will deposit the Series I Preferred Stock with the depositary, which will then deliver the depositary shares to the underwriters.  Copies of the forms of deposit agreement and the depositary receipt may be obtained from us upon request.

Dividends and Other Distributions

The depositary will distribute any cash dividends or other cash distributions received in respect of the deposited Series I Preferred Stock to the record holders of depositary shares relating to the underlying Series I Preferred Stock in proportion to the number of depositary shares held by the holders.  The depositary will distribute any property received by it other than cash to the record holders of depositary shares entitled to those distributions, unless it determines that the distribution cannot be made proportionally among those holders or that it is not feasible to make a distribution.  In that event, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the holders of the depositary shares in proportion to the number of depositary shares they hold.

Record dates for the payment of dividends and other matters relating to the depositary shares will be the same as the corresponding record dates for the Series I Preferred Stock.

The amounts distributed to holders of depositary shares will be reduced by any amounts required to be withheld by the depositary or by us on account of taxes or other governmental charges.

Redemption of Depositary Shares

If we redeem the Series I Preferred Stock represented by the depositary shares, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption of the Series I Preferred Stock held by the depositary. The redemption price per depositary share will be equal to 1/1,000th of the redemption price per share payable with respect to the Series I Preferred Stock (or $25 per depositary share).  Whenever we redeem shares of Series I Preferred Stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing shares of Series I Preferred Stock so redeemed.

The depositary will mail, first class postage prepaid, notice of our redemption of the Series I Preferred Stock and the proposed simultaneous redemption of the depositary shares, not less than 30 days and not more than 60 days prior to the date fixed for redemption of such Series I Preferred Stock and depositary shares, to the holders on the record date fixed for such redemption.

In case of any redemption of less than all of the outstanding depositary shares, the depositary shares to be redeemed will be selected either pro rata or by lot (provided that, if the depositary shares are held in book-entry form through DTC, the depositary shares to be redeemed shall be selected in accordance with DTC procedures).  In any such case, we will redeem depositary shares only in increments of 1,000 shares and any multiple thereof.

Voting the Series I Preferred Stock

When the depositary receives notice of any meeting at which the holders of the Series I Preferred Stock are entitled to vote, the depositary will mail the information contained in the notice to the record holders of the depositary shares relating to the Series I Preferred Stock.  Each record holder of the depositary shares on the record date, which will be the same date as the record date for the Series I Preferred Stock, may instruct the depositary to vote the amount of the Series I Preferred Stock represented by the holder’s depositary shares.  To the extent possible, the depositary will vote the amount of the Series I Preferred Stock represented by depositary shares in accordance with the instructions it receives.  We will agree to take all reasonable actions that the depositary determines are necessary to enable the depositary to vote as instructed.  If the depositary does not receive specific instructions from the holders of any depositary shares representing the Series I Preferred Stock, it will abstain from voting such shares.

Listing

We intend to apply to list the depositary shares on the New York Stock Exchange under the symbol “MS PrI.”  If the application is approved, we expect trading to begin within 30 days of the initial delivery of the depositary shares.  We do not expect that there will be any separate public trading market for the shares of the Series I Preferred Stock except as represented by the depositary shares.

Form of Preferred Stock and Depositary Shares

The depositary shares shall be issued in book-entry form only through The Depository Trust Company and its participants, including Euroclear and Clearstream, Luxembourg, as the case may be, as described in “Forms of Securities” and “Securities Offered on a Global Basis Through the Depositary” in the accompanying prospectus.  The Series I Preferred Stock will be issued in registered form to the depositary.  See “Description of Capital Stock—Depositary Shares” in the accompanying prospectus.

U.S. FEDERAL TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal tax consequences of purchasing, owning and disposing of depositary shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire depositary shares.  This discussion does not address state, local and non-U.S. tax consequences, or any consequences resulting from the Medicare tax on investment income.  The discussion applies only to initial investors in depositary shares who hold depositary shares as capital assets for tax purposes, and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	certain dealers and traders in securities, commodities or foreign currencies;

•	investors holding depositary shares as part of a hedging transaction, “straddle,” wash sale, conversion transaction, integrated transaction or constructive sale transaction;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs” as defined in Section 408 or 408A of the Internal Revenue Code of 1986, as amended (the “Code”), respectively;

•	regulated investment companies; and

•	real estate investment trusts.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as currently in effect.  These laws are subject to change, possibly on a retroactive basis.  Persons considering the purchase of depositary shares should consult their own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of depositary shares in their particular circumstances.

Tax Consequences to U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of depositary shares that is, for U.S. federal tax purposes:

•	a citizen or individual resident of the United States;

•
a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Taxation of Distributions

Distributions paid on depositary shares will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles).  If a distribution exceeds our current and accumulated earnings and profits, the excess will be first treated as a tax-free return of the U.S. Holder’s investment, up to the U.S. Holder’s adjusted tax basis, in the depositary shares.  Any remaining excess will be treated as capital gain.  Although we presently have accumulated earnings and profits, we may not have sufficient current or accumulated earnings and profits during future years for distributions paid on the depositary shares to be treated as dividends.  Subject to customary limitations and restrictions, dividends paid to non-corporate U.S. Holders will be treated as “qualified dividend income” (as defined in the Code) taxable at favorable rates applicable to long-term capital gains.  Subject to customary limitations and restrictions, dividends paid to corporate U.S. Holders will be eligible for the dividends-received deduction.  U.S. Holders should consult their own tax advisers regarding the application of reduced tax rates and the dividends-received deduction in their particular circumstances.

Sale, Redemption or Other Disposition of Depositary Shares

For U.S. federal income tax purposes, gain or loss realized by a U.S. Holder on the sale or other disposition (other than a redemption) of depositary shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the depositary shares for more than one year as of the date of disposition.  The amount of the U.S. Holder’s gain or loss will be equal to the difference between the amount realized (excluding any declared but unpaid distributions treated as dividends for U.S. federal income tax purposes, which will generally be taxable to a U.S. Holder in the manner described above) on the disposition and the U.S. Holder’s adjusted tax basis in the depositary shares disposed of.

A redemption will be taxed in the same manner as a distribution (as described above under “Taxation of Distributions”) unless the redemption (i) results in a “complete termination” of the U.S. Holder’s stock interest in us or (ii) is “not essentially equivalent to a dividend” with respect to the holder.  If a U.S. Holder owns none or only an insubstantial amount of our voting stock (actually or constructively, based on certain attribution rules), and does not exercise any control or management over our affairs, it is likely that that the redemption of depositary shares would be considered “not essentially equivalent to a dividend.”  If a redemption is not taxed in the same manner as a distribution, it will be taxed in the same manner as a sale or other disposition (as described in the previous paragraph).

Information Reporting and Backup Withholding

Payments of dividends on depositary shares, and the payment of proceeds from the sale or other disposition of depositary shares, generally are subject to information reporting and to backup withholding unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.  The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such U.S. Holder’s U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is furnished to the Internal Revenue Service (the “IRS”).

Tax Consequences to Non-U.S. Holders

As used herein, the term “Non-U.S. Holder” means a beneficial owner of depositary shares that is, for U.S. federal tax purposes:

•	a non-resident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates;

•	a foreign corporation; or

•	a foreign estate or trust.

A “Non-U.S. Holder” does not include a non-resident alien individual who is present in the United States for 183 days or more in the taxable year of disposition.  Such an individual is urged to consult his or her own tax adviser regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of depositary shares.

Dividends

Dividends paid to a Non-U.S. Holder of depositary shares generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty.  In order to obtain a reduced rate of withholding under an applicable income tax treaty, a Non-U.S. Holder will be required to provide the appropriate IRS Form W-8 certifying its entitlement to benefits under a treaty.

The withholding tax does not apply to dividends paid to a Non-U.S. Holder that provides an IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States, as described below.

Gain on Disposition of Depositary Shares

Subject to the discussion below under “—FATCA Legislation,” a Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain realized on a sale, redemption (other than a redemption that is treated as the distribution of a dividend for U.S. federal income tax purposes, as discussed in “Tax Consequences to U.S. Holders—Sale, Redemption or Other Disposition of Depositary Shares” above) or other disposition of depositary shares unless:

•	the gain is effectively connected with the conduct of a trade or business of the Non-U.S. Holder in the United States, as described below; or

•
we are or have been a “U.S. real property holding corporation” within the meaning of Section 897 of the Code at any time within the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, whichever period is shorter.

We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation.

Effectively Connected Income

If dividends or gains on depositary shares are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment or fixed base maintained by the Non-U.S. Holder), the Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder (see “Tax Consequences to U.S. Holders” above).  In that case, the Non-U.S. Holder will be exempt from the withholding tax on dividends discussed above, although the Non-U.S. Holder will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding.  A Non-U.S. Holder who is engaged in a trade or business in the United States should consult its own tax adviser with respect to other U.S. tax consequences of the ownership and disposition of depositary shares, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if the Non-U.S. Holder is a corporation.

Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with payments of dividends on depositary shares.  A Non-U.S. Holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid information reporting in respect of the payment of proceeds from a sale or other disposition of depositary shares and backup withholding on dividends or on the payment of proceeds from a sale or other disposition of depositary shares.  Compliance with the certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid backup withholding as well.  The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS.

Federal Estate Tax

An individual Non-U.S. Holder and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty exemption, the depositary shares will be treated as U.S. situs property subject to U.S. federal estate tax.

FATCA Legislation

Legislation commonly referred to as “FATCA” generally imposes a withholding tax of 30% on payments of U.S.-source dividends and the proceeds from the sale or other disposition of U.S. stock to certain non-U.S. entities (including financial intermediaries), unless various U.S. information reporting and due diligence requirements have been satisfied.  An intergovernmental agreement between the United States and the non-U.S. entity’s jurisdiction may modify these requirements.  Withholding (if applicable) applies to any payment of amounts treated as dividends on the depositary shares and any payment made after December 31, 2016 of gross proceeds of the sale, exchange or redemption of the depositary shares.  If withholding applies to the depositary shares, we will not be required to pay any additional amounts with respect to amounts withheld.  Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the potential application of FATCA to the depositary shares.

UNDERWRITERS (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions of an underwriting agreement dated as of the date of this prospectus supplement, the underwriters named below, for whom Morgan Stanley & Co. LLC is acting as representative, have severally agreed to purchase, and we have agreed to sell to them, severally, the respective number of depositary shares set forth opposite their names below.

Name	Number of Depositary Shares
Morgan Stanley & Co. LLC	3,070,000
Citigroup Global Markets Inc.	3,070,000
Goldman, Sachs & Co.	3,070,000
J.P. Morgan Securities LLC	3,070,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	3,070,000
Mitsubishi UFJ Securities (USA), Inc.	3,070,000
UBS Securities LLC	3,070,000
Wells Fargo Securities, LLC	3,070,000
ABN AMRO Securities (USA) LLC	900,000
Banca IMI S.p.A.	900,000
Barclays Capital Inc.	400,000
BB&T Capital Markets, a division of BB&T Securities, LLC	400,000
BBVA Securities Inc.	900,000
BMO Capital Markets Corp.	400,000
BNY Mellon Capital Markets, LLC	400,000
Capital One Southcoast, Inc.	400,000
Commerz Markets LLC	400,000
Credit Agricole Securities (USA) Inc.	400,000
Fifth Third Securities, Inc.	400,000
FTN Financial Securities Corp.	400,000
ING Financial Markets LLC	400,000
KeyBanc Capital Markets Inc.	400,000
Oppenheimer & Co. Inc.	400,000
PNC Capital Markets, LLC	400,000
RBC Capital Markets, LLC	400,000
RBS Securities Inc.	400,000
Regions Securities LLC	400,000
Santander Investment Securities Inc.	400,000
Scotia Capital (USA) Inc.	400,000
SG Americas Securities, LLC	400,000
Skandinaviska Enskilda Banken AB	900,000

Name	Number of Depositary Shares
TD Securities (USA) LLC	400,000
U.S. Bancorp Investments, Inc.	400,000
Halliday Financial, LLC	160,000
HSBC Securities (USA) Inc.	160,000
Janney Montgomery Scott LLC	160,000
Robert W. Baird & Co. Incorporated	160,000
Stifel, Nicolaus & Company, Incorporated	160,000
Advisors Asset Management	80,000
Apto Partners, LLC	80,000
B. C. Ziegler and Company	80,000
Blaylock Robert Van, LLC	80,000
Boenning & Scattergood, Inc.	80,000
Cabrera Capital Markets, LLC	80,000
CastleOak Securities, L.P.	80,000
Cavu Securities LLC	80,000
City Securities Corporation	80,000
Comerica Securities, Inc.	80,000
D.A. Davidson & Co.	80,000
Davenport & Company LLC	80,000
Drexel Hamilton, LLC	80,000
Great Pacific Securities	80,000
J.J.B. Hilliard, W.L. Lyons, LLC	80,000
Lebenthal & Co., LLC	80,000
Loop Capital Markets LLC	80,000
LPL Financial LLC	80,000
Maxim Group LLC	80,000
Mesirow Financial, Inc.	80,000
Mischler Financial Group, Inc.	80,000
Multi-Bank Securities, Inc.	80,000
Muriel Siebert & Co., Inc.	80,000
Ross, Sinclaire & Associates, LLC	80,000
Samuel A. Ramirez & Company, Inc.	80,000
Southwest Securities, Inc.	80,000
StockCross Financial Services, Inc.	80,000
Synovus Securities, Inc.	80,000
Telsey Advisory Group LLC	80,000

Name	Number of Depositary Shares
The Williams Capital Group, L.P.	80,000
Touissant Capital Markets	80,000
Wedbush Securities Inc.	80,000
William Blair & Company, L.L.C.	80,000
Total	40,000,000

The underwriters are offering the depositary shares subject to their acceptance of the depositary shares from Morgan Stanley and subject to prior sale.  The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the depositary shares are conditioned upon the delivery of legal opinions by their counsel and to certain other conditions.  The underwriters are obligated to purchase all the depositary shares, other than those covered by the underwriters’ option to purchase additional shares described below, if any depositary shares are purchased.

The underwriters initially propose to offer the depositary shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement.  The underwriters may also offer the depositary shares to securities dealers at a price that represents a concession not in excess of $0.50 per depositary share; provided that such concession shall not be in excess of $0.25 per depositary share in the case of any depositary share with respect to which the underwriting discounts or commissions were $0.375 as set forth on the cover page hereof and below in this section.  Any underwriter may allow, and dealers may reallow, a concession not in excess of $0.45 per depositary share to certain other dealers; provided that such concession shall not be in excess of $0.20 per depositary share in the case of any depositary share with respect to which the underwriting discounts or commissions were $0.375 as set forth on the cover page hereof and below in this section.  After the initial offering of the depositary shares, the offering price and other selling terms may from time to time be changed by the representative.

Morgan Stanley has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 6,000,000 additional depositary shares at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts and commissions.  To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional depositary shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of depositary shares listed next to the names of all underwriters in the preceding table.

The following table shows the per depositary share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us.  These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 6,000,000 depositary shares.

Total
Per Share	No Exercise	Full Exercise
Public offering price	$25	$1,000,000,000	$1,150,000,000
Underwriting discounts and commissions to be paid by us(1)	$0.7875	$31,500,000	$36,225,000
Proceeds, before expenses, to us (1)	$24.2125	$968,500,000	$1,113,775,000

(1) The underwriting discounts and commissions will be $0.375 per depositary share offered hereby with respect to any depositary share sold to certain institutions, which decreases the total underwriting discounts and commissions and increases the total proceeds to Morgan Stanley by $12,336,142.50.

We estimate that we will spend approximately $515,000 for printing, depositary and legal fees and other expenses allocable to the offering.

Prior to this offering, there has been no public market for the depositary shares.  Morgan Stanley intends to apply to list the depositary shares on the New York Stock Exchange (the “NYSE”) under the symbol “MS PrI.”  In order to meet one of the requirements for listing the depositary shares on the NYSE the underwriters intend to sell depositary shares to a minimum of 100 beneficial holders.  If the listing is approved, trading of the depositary shares on the NYSE is expected to commence within 30 days after they are first issued.  Morgan Stanley & Co. LLC has advised Morgan Stanley that, subject to obtaining any necessary approval from the NYSE, it presently intends to make a market in the depositary shares prior to the commencement of trading on the NYSE.  Morgan Stanley & Co. LLC is not obligated to make a market in the depositary shares, however, and may discontinue market making activities at any time without notice.  No assurance can be given as to the liquidity of any trading market for the depositary shares.

Morgan Stanley has agreed to indemnify the underwriters and certain other persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make under the Securities Act.

No action has been or will be taken by Morgan Stanley or any underwriter that would permit a public offering of the depositary shares or possession or distribution of this prospectus supplement or the accompanying prospectus or any other offering material relating to the depositary shares in any jurisdiction, other than the United States, where action for that purpose is required.  No offers, sales or deliveries of the depositary shares, or distribution of this prospectus supplement or the accompanying prospectus or any other offering material relating to the depositary shares, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on Morgan Stanley or any underwriter.

Each underwriter has represented and agreed that it will comply with all applicable laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers the depositary shares or possesses or distributes this prospectus supplement and the accompanying prospectus and will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the depositary shares under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes purchases, offers or sales and Morgan Stanley shall not have responsibility therefor.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any depositary shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any depositary shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

b)
to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative; or

c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of depositary shares shall result in a requirement for the publication by Morgan Stanley or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any depositary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any depositary shares to be offered so as to enable an investor to decide to purchase any depositary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Each underwriter has represented and agreed that:

(a)      it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (as amended) (the “FSMA”)) received by it in connection with the issue or sale of the depositary shares in circumstances in which Section 21(1) of the FSMA does not apply to Morgan Stanley; and

(b)      it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the depositary shares in, from or otherwise involving the United Kingdom.

In order to facilitate the offering of the depositary shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the depositary shares.  Specifically, the underwriters may sell more depositary shares than they are obligated to purchase under the underwriting agreement, creating a short position.  A short sale is covered if the short position is no greater than the number of depositary shares available for purchase by the underwriters under the option.  The underwriters can close out a covered short sale by exercising the option or purchasing depositary shares in the open market.  In determining the source of depositary shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of depositary shares compared to the price available under the option.  The underwriters may also sell depositary shares in excess of the option, creating a naked short position.  The underwriters must close out any naked short position by purchasing depositary shares in the open market.  A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the depositary shares in the open market after pricing that could adversely affect investors who purchase in this offering.  As an additional means of facilitating this offering, the underwriters may bid for, and purchase, depositary shares in the open market to stabilize the price of the depositary shares.  Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the depositary shares in the offering, if the syndicate repurchases previously distributed depositary shares in transactions to cover syndicate short positions, in stabilization transactions or otherwise.  These transactions may be effected on the NYSE, in the over the counter market or otherwise.  These activities may raise or maintain the market price of the depositary shares above independent market levels or prevent or retard a decline in the market price of the depositary shares.  The underwriters are not required to engage in these activities and may end any of these activities at any time.

This prospectus supplement and the accompanying prospectus may be used by Morgan Stanley & Co. LLC and other Morgan Stanley affiliates in connection with offers and sales of the depositary shares in market-making transactions at negotiated prices related to prevailing market prices at the time of sale or otherwise.  Morgan Stanley & Co. LLC and such other Morgan Stanley affiliates may act as principal or agent in such transactions.

Morgan Stanley & Co. LLC is our wholly-owned subsidiary. Mitsubishi UFJ Financial Group, Inc., the ultimate parent of Mitsubishi UFJ Securities (USA), Inc. (one of the underwriters), holds an approximately 22% interest in Morgan Stanley.  This offering will be conducted in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. In accordance with Rule 5121 of FINRA, Morgan Stanley & Co. LLC and Mitsubishi UFJ Securities (USA), Inc. may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.  Banca IMI S.p.A. and Skandinaviska Enskilda Banken AB are not U.S. registered broker-dealers and, therefore, to the extent that they intend to effect any sales of the depositary shares in the United States, they will do so through one or more U.S. registered broker-dealers as permitted by FINRA regulations.

It is expected that delivery of the depositary shares will be made against payment therefor on or about the date specified on the cover page of this prospectus supplement, which will be the fifth business day following the date of the pricing of the depositary shares.  Under Rule 15c6-1 of the SEC under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade depositary shares on any date prior to the third business day before delivery will be required, by virtue of the fact that the depositary shares initially will settle on the fifth business day following the day of pricing (“T+5”), to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and other financing and banking services to Morgan Stanley and its affiliates, for which they have in the past received, and may in the future receive, customary fees.  Morgan Stanley and its affiliates have in the past provided, and may in the future from time to time provide, similar services to the underwriters and their affiliates on customary terms for customary fees.

VALIDITY OF THE SECURITIES

The validity of the Series I Preferred Stock and the depositary shares will be passed upon for Morgan Stanley by Davis Polk & Wardwell LLP, New York, New York.  Certain legal matters relating to the Series I Preferred Stock and the depositary shares will be passed upon for the underwriters by Sidley Austin LLP, New York, New York.  Sidley Austin LLP has in the past represented and continues to represent Morgan Stanley on a regular basis and in a variety of matters.

BENEFIT PLAN INVESTOR CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), which we refer to as a “plan,” should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in these depositary shares.  Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan.

In addition, we and certain of our subsidiaries and affiliates, including Morgan Stanley & Co. LLC, may be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Code, with respect to many plans, as well as many individual retirement accounts and Keogh plans (also “plans”).  Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if these depositary shares are acquired by or with the assets of a plan with respect to which Morgan Stanley & Co. LLC or any of its affiliates is a service provider or other party in interest, unless the depositary shares are acquired pursuant to an exemption from the “prohibited transaction” rules.  A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of these depositary shares.  Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers).  In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide an exemption for the purchase and sale of securities and the related lending transactions, provided that neither the issuer of the securities nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of any plan involved in the transaction, and provided further that the plan pays no more, and receives no less, than “adequate consideration” in connection with the transaction (the so-called “service provider” exemption).  There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving these depositary shares.

Because we may be considered a party in interest with respect to many plans, these depositary shares may not be purchased, held or disposed of by any plan, any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”) or any person investing “plan assets” of any plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited.  Any purchaser, including any fiduciary purchasing on behalf of a plan, transferee or holder of these depositary shares will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of these depositary shares that either (a) it is not a plan or a plan asset entity, is not purchasing such depositary shares on behalf of or with “plan assets” of any plan, or with any assets of a governmental, non-U.S. or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code or any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing these depositary shares on behalf of or with “plan assets” of any plan consult with their counsel regarding the availability of exemptive relief.

Each purchaser and holder of these depositary shares has exclusive responsibility for ensuring that its purchase, holding and disposition of the depositary shares do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law.  The sale of any of these depositary shares to any plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.